[redacted]

SECI 13014461 SSION

RECEIVED 13 AUG 29 PM 1:51 SEC / TM

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SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2013 WASH. D.C. 193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Capital USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 1910
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Waddell 212-994-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 10th Floor	New York,	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 9/11/13

DD 9/20/13

KW 9/14/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Capital USA Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA VALDES
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Feb. 5, 2018

Keith George
Signature

CFO
Title

Patricia Valdes
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity
- [x] (f) Statement of Cash Flows.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL
CAPITAL USA, INC.

Financial Statement

June 30, 2013

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

RECEIVED
2013 AUG 29 PM 1:54
SEC / TM

Independent Auditors' Report

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. as of June 30, 2013

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Churchill Capital USA, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
August 28, 2013

CHURCHILL CAPITAL USA, INC.

Table of Contents

CHURCHILL CAPITAL USA, INC.

Statement of Financial Condition

June 30, 2013

Assets	
Cash and cash equivalents	$ 1,952,040
Clearing firm deposit	101,016
Clearing firm receivable	475,036
Prepaid expenses	24,676
Other assets	26,447
Property and equipment, net	9,817
	$ 2,589,032
Liabilities and Stockholder's Equity	
Liabilities:	
Related party payable - Parent	$ 1,419,792
Accounts payable and accrued expenses	283,489
Income taxes payable	9,139
Deferred tax liability	3,973
	1,716,393
Stockholder's equity:	
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding	20,000
Additional paid-in capital	325,000
Retained earnings	527,639
	872,639
	$ 2,589,032

The accompanying notes are an integral part of the financial statements.

1. Business Organization

Churchill Capital USA, Inc. (the "Company"), a wholly-owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Revenue recognition - The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expenses from such transactions would not be materially different if reported on a settlement-date basis.

Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of three to four years.

Income taxes - Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

2. Summary of Significant Accounting Policies *(continued)*

Uncertain tax positions - The Company adopted the provisions of FASB Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 *"Accounting for Uncertainty in Income Taxes"*, on January 1, 2009. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2010 are no longer subject to examination by tax authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures - The carrying amounts of cash, clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

3. Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service Pershing receives a percentage of the gross commission on each transaction. At June 30, 2013, the Company had $101,016 on deposit with Pershing.

4. Property and Equipment

Property and equipment at June 30, 2013 is as follows:

Furniture and fixtures	$ 79,293
Computer and telephone equipment	67,240
	146,533
Less: accumulated depreciation	136,716
	$ 9,817

Depreciation expense was $6,380 for the year ended June 30, 2013.

5. Income Taxes

The net deferred tax liability of $3,973 in the accompanying statement of financial condition results from a temporary difference due to the use of accelerated methods of depreciation of property and equipment for income tax purposes.

The Company used an effective tax rate of 44% comprised as follows:

Statutory federal income tax rate	27%
State taxes on income, net of federal income tax benefit	8%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	44%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2013:

Tax at total effective rate	$	64,911
Permanent differences		6,722
Other		(3,920)
	$	67,713

6. Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under which the Company incurred net charges of $647,206 during the year ended June 30, 2013. At June 30, 2013, in connection with the transfer pricing agreement, the amount due to the Company's Parent was $1,419,792 and is included on the accompanying statement of financial condition.

The Company occupies office space under a sublease agreement with its Parent company (see Note 8).

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. During the year ended June 30, 2013, the Company's minimum net capital requirement increased from $100,000 to $250,000. At June 30, 2013, the Company had net capital of $815,885 which was $565,885 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.10 to 1.

8. Commitments and Contingencies

The Company occupies office space in New York City. A sublease agreement was in place between the Company and its Parent, whereby the Company paid monthly rent directly to the landlord. This lease commenced in August 2007, with monthly rent of $12,297 for a term of five years, which expired in August 2012. The new lease has been assigned by the Parent to the Company effective August 1, 2012, with free rent from August 1 through September 30, 2012, and a term beginning October 1, 2012 thru December 31, 2017, with monthly rent of $10,075. Rent expense for the year ended June 30, 2013 was $104,758.

Minimum lease obligations at June 30, 2013 are as follows for the years ending June 30,:

2014	$	120,900
2015		120,900
2016		120,900
2017		120,900
2018		60,450
	$	544,050

9. Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. For the period commencing December 31, 2010 through December 31, 2012, funds in non-interest bearing accounts have unlimited coverage with the Federal Deposit Insurance Corporation ("FDIC"). Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $17,683 for the year ended June 30, 2013.

12. Accounting Changes

During the year ended June 30, 2013, the Company made a correction of an error in the amount of $722,586 to its related party payable – Parent on the accompanying statement of financial condition, to properly state its value. In accordance with generally accepted accounting principles, the Company made an entry to restate retained earnings at the beginning of the year ended June 30, 2013.

The restatement of the June 30, 2013 beginning retained earnings is summarized as follows:

Beginning retained earnings, year ending June 30, 2013:

Original amount	$ 1,230,307
Correction of an error	(772,586)
Retained earnings, beginning of year, as restated	$ 457,721

12. Subsequent Events

Management has evaluated events and transactions occurring after the statement of financial condition date and through the date of the independent auditors' report to determine whether any of these events or transactions was required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available to be issued.